Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

December 26, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:  Legg Mason ETF Trust (File Nos. 333-178157 and 811-22636)

Ladies and Gentlemen:

On behalf of our client, Legg Mason ETF Trust, a Maryland business trust (the “Trust”), and pursuant to Rule 477 under the Securities Act of 1933, as amended (“Rule 477”), the Fund hereby requests the withdrawal of the registration statement on Form N-1A filing captioned above (the “Registration Statement”). The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The wishes to abandon the registration statement.

Pursuant to paragraph (b) of Rule 477, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of such filing.

If you should require additional information, or have any questions, please call the undersigned at 617-951-8267.

Sincerely,

Barry N. Hurwitz

cc:	Marc A. De Oliveira